Mail Stop 4561

April 23, 2009

Mr. Stephen Green
Senior Vice President and General Counsel
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re:** **IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed January 23, 2009**
> **Form 10-Q for the Quarter Ended February 28, 2009**
> **Filed March 25, 2009**
> **File No. 001-32511**

Dear Mr. Green:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 39

1. Please consider expanding this section to include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective disclosure enabling investors to assess your financial

condition and results of operations, with particular emphasis on your prospects for the future. For example, you state on page 21 that "acquisitions play a key role in expanding [y]our information domain leadership and driving profitable growth." We note your historical disclosure regarding the company's acquisitions over the past three years, but consider discussing the trends and uncertainties related to future acquisitions that will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Goodwill, page 46

2.   We note your statement that the use of different estimates, assumptions or methods could result in an impairment charge. Please tell us what consideration you gave to disclosing the significant assumptions you used in performing your impairment test as well as quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

Contractual Obligations and Commercial Commitments, page 57

3.   We note that you have $96 million in short-term debt on your balance sheet as of November 30, 2008. Please explain your basis for not including these amounts in your contractual obligations table. See Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 67

4.   Please tell us how you considered paragraph 23(c) of FAS 95 and paragraph A96 of SFAS No. 123R. In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows. Also, please reconcile the amounts in the "tax benefit from equity compensation plans" line item in your consolidated statements of cash flow to the amounts in the "excess tax benefit on vested shares" line item in your consolidated statement of changes in stockholders' equity.

Notes to Consolidated Financial Statements

3. Acquisitions, page 75

5.   Tell us how you considered the disclosure required by paragraph 54 of SFAS 141.

16. Employee Retirement Benefits, page 94

6.   We note that you have used an expected long-term rate of return on plan assets of 8.25% for your U.S. defined benefit pension plans since 2005. Please tell us how you considered the impact of current market conditions on your determination of the expected return as of November 30, 2008.

22. Quarterly Results of Operations (Unaudited), page 105

7.   Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 107

Incorporated by Reference to Definitive Proxy Statement Filed March 27, 2009

Review and Approval of Related Party Transactions, page 53

8.   You state that the Nominating and Corporate Governance Committee Charter and the IHS Code of Business Conduct and Ethics describe the Nominating and Corporate Governance Committee's responsibility to evaluate and pre-approve any related party transaction. Please describe in your Form 10-K the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Exhibits

9.   We note that you filed the credit agreement as an exhibit to a Form 8-K on September 13, 2007 and the merger agreement with Global Insight as an exhibit to your Form 10-Q filed on September 30, 2008, but did not list either agreement in the exhibit index of the Form 10-K. The exhibit index for the Form 10-K must list each exhibit required in the Form 10-K even if it was previously filed. Please refer to Regulation S-K Compliance & Disclosure Interpretation 146.02 available at http://idea.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

10.   Please tell us why you have not filed the following agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K:

- 2008 Annual Incentive Plan;
- registration rights agreements with Augustus Limited, Tak Tent and Urvanos; and

- indemnification agreement with TBG Holdings.

Power of Attorney, Exhibit 24

11.   The power of attorney you have filed has not been signed using manual, typed, duplicated or facsimile signatures, as required by Rule 12b-11(d) under the Securities Exchange Act of 1934. Please amend your Form 10-K to file a power of attorney that has been signed in one of the foregoing ways by a majority of your board of directors.

Certifications, Exhibits 31.1 and 31.2

12.   In future filings, please revise the certifications by your Principal Executive Officer and Principal Financial Officer so as not to include the certifying individual's title at the beginning of the certifications. Ensure that the certifications by the chief executive and chief financial officers are set forth exactly as they appear in Item 601(b)(31) of Regulation S-K. We note that paragraph 4(b) of your certification varies from the wording set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended February 29, 2008

13.   We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion." In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to the your management to allow timely decisions regarding required disclosure. In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures as set out in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, or recite the entire definition.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson

Sr. Asst. Chief Accountant